

13030126

SEC Mail Processing Section
FEB 28 2013
Washington DC
402

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40426

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Madison Avenue Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15050 Avenue of Science, Suite 150
(No. and Street)

San Diego (City) CA (State) 92128 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Connie Knapp 858-207-1305
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF
(Name – *if individual, state last, first, middle name*)

2020 Camino del Rio North, Suite 500 (Address) San Diego (City) CA (State) 92108 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/8/13

OATH OR AFFIRMATION

I, Connie Knapp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Madison Avenue Securities, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Connie Knapp
Signature

VP & CFO
Title

See Attached
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jurat

State of California

County of San Diego

Subscribed and sworn to (or affirmed) before me on this 21 day of February, 2013 by Connie Knapp, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]

(Notary seal)



GISELLE C. JIMERSON
Commission # 1925458
Notary Public - California
San Diego County
My Comm. Expires Mar 12, 2015

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Annual Audited Report
(Title or description of attached document)

Form X-17A-5 Part III
(Title or description of attached document continued)

Number of Pages 2 Document Date 12-31-12

(Additional information)

INSTRUCTIONS FOR COMPLETING THIS FORM

The wording of all Jurats completed in California after January 1, 2008 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one which does contain proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - ❖ Additional information is not required but could help to ensure this jurat is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document

MADISON AVENUE SECURITIES, INC.

ANNUAL FILING IN ACCORDANCE
WITH RULE 17a-5

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011
TOGETHER WITH INDEPENDENT AUDITORS' REPORT THEREON

PKF

MADISON AVENUE SECURITIES, INC.

TABLE OF CONTENTS

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Madison Avenue Securities, Inc.
San Diego, California

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Madison Avenue Securities, Inc. (the "Company") as of December 31, 2012 and 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfcalifornia.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

PKF is a member of PKF International Limited, an association of legally independent member firms.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Madison Avenue Securities, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information contained in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.



San Diego, California
February 25, 2013

PKF
Certified Public Accountants
A Professional Corporation

MADISON AVENUE SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2012 and 2011

	2012	2011
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 1,789,973	$ 1,469,521
Security positions - long at market	-	49,413
Commissions receivable	441,385	215,315
Registered representative receivables, net	60,385	63,402
Prepaid expenses	115,611	139,565
Related party receivable	12,348	-
Income taxes receivable	2,600	21,200
Deferred tax assets	18,000	174,000
Total current assets	2,440,302	2,132,416
Property and equipment, net	3,778	4,001
Deposits with clearing organizations	100,000	100,000
Goodwill	64,000	64,000
Deferred tax assets	276,000	26,000
Other assets	-	9,573
Total assets	$ 2,884,080	$ 2,335,990
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 545,059	$ 68,205
Accrued liabilities	20,811	105,507
Commissions payable	791,720	326,453
Employment liabilities	216,307	179,451
Note payable	-	167,441
Related party payable	-	118,655
Other liabilities	75,167	112,896
Total liabilities	1,649,064	1,078,608
COMMITMENTS AND CONTINGENCIES (Note 10)		
STOCKHOLDER'S EQUITY		
Common stock, $0.10 par value; Authorized shares - 2,000,000 Outstanding shares - 1,000,000	100,000	100,000
Additional paid-in-capital	3,276,416	3,276,416
Accumulated deficit	(2,141,400)	(2,119,034)
Total stockholder's equity	1,235,016	1,257,382
Total liabilities and stockholder's equity	$ 2,884,080	$ 2,335,990

The accompanying notes are an integral part of the financial statements.

MADISON AVENUE SECURITIES, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2012 and 2011

	2012	2011
Revenues:		
Commission revenue	$ 13,323,160	$ 10,677,791
Investment advisory fee revenue	2,642,968	2,546,103
Total commission and investment advisory fee revenue	15,966,128	13,223,894
Trading related revenue	214,779	170,638
Other income	1,900,267	1,527,846
Interest	1,656	1,501
Total revenues	18,082,830	14,923,879
Expenses:		
Commission and fee expense	13,671,408	11,355,770
Employment expense	2,031,600	1,980,544
Operating expense	2,268,122	1,468,198
Trading related expense	210,439	190,011
Interest expense	2,623	4,329
Total expenses	18,184,192	14,998,852
Loss before income taxes	(101,362)	(74,973)
Benefit for income taxes	(78,996)	(4,145)
Net loss	$ (22,366)	$ (70,828)

The accompanying notes are an integral part of the financial statements.

MADISON AVENUE SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2012 and 2011

	Common Stock		Additional Paid-in-Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance at December 31, 2010	1,000,000	$ 100,000	$ 3,276,416	$ (2,048,206)	$ 1,328,210
Net loss	-	-	-	(70,828)	(70,828)
Balance at December 31, 2011	1,000,000	100,000	3,276,416	(2,119,034)	1,257,382
Net loss	-	-	-	(22,366)	(22,366)
Balance at December 31, 2012	1,000,000	$ 100,000	$ 3,276,416	$ (2,141,400)	$ 1,235,016

The accompanying notes are an integral part of the financial statements.

MADISON AVENUE SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2012 and 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (22,366)	(70,828)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization	2,270	1,723
Provision for losses - registered representative receivables	-	(8,685)
Deferred taxes	(94,000)	(28,000)
Changes in operating assets and liabilities:		
Security positions - long at market	49,413	(49,413)
Commissions receivable	(226,070)	102,563
Registered representative receivables	3,017	257,317
Prepaid expenses	23,954	(13,055)
Related party receivable	(12,348)	-
Income taxes receivable	18,600	800
Other assets	9,573	-
Accounts payable	476,854	43,137
Accrued liabilities	(84,696)	102,898
Security positions - sold not yet purchased	-	(9,426)
Commissions payable	465,267	(153,194)
Employment liabilities	36,856	63,073
Related party payable	(118,655)	(20,909)
Other liabilities	(37,729)	31,096
Net cash provided by operating activities	489,940	249,097
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(2,047)	(1,778)
Net cash used in investing activities	(2,047)	(1,778)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments on note payable	(167,441)	(158,400)
Net cash used in financing activities	(167,441)	(158,400)
Net increase in cash and cash equivalents	320,452	88,919
Cash and cash equivalents at beginning of year	1,469,521	1,380,602
Cash and cash equivalents at end of year	$ 1,789,973	$ 1,469,521

The accompanying notes are an integral part of the financial statements.

MADISON AVENUE SECURITIES, INC.
STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2012 and 2011

	2012	2011
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for income taxes	$ 14,204	$ 23,055
Cash paid during the year for interest	$ 2,623	$ 4,329
NONCASH INVESTING AND FINANCING ACTIVITIES:		
Issuance of note payable in connection with purchase of insurance policy	$ -	$ 167,441

The accompanying notes are an integral part of the financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Madison Avenue Securities, Inc., ("MAS" or the "Company"), was incorporated in Delaware on May 5, 2005 and is a wholly owned subsidiary of Asset Marketing Systems Insurance Services, LLC ("Parent" or "AMS"). The Company provides securities investment services as an introducing broker-dealer. The Company maintains a clearing relationship with Pershing, LLC who carries all MAS customer brokerage accounts on a fully disclosed basis. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company also provides investment advisory services.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures at the date of the financial statements, and the amounts of revenues and expenses reported during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, certificates of deposit and money market funds purchased with an original maturity of three months or less to be cash equivalents.

Commissions and Registered Representatives Receivable

Commissions and registered representative receivables at December 31, 2012 and 2011 consist of commission revenues owed to the Company for investments transacted as an introducing broker-dealer and amounts owed from registered representatives. As of December 31, 2012 and 2011, commission receivables were $441,385 and $215,315, respectively. As of December 31, 2012 and 2011, receivables from registered representatives were $60,385 and $63,402, respectively, net of an allowance for uncollectible accounts of $60 and $11,594, respectively. The Company monitors losses on a daily basis. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses and determines the allowance based on historical write-off experience, and specific facts.

Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years, or the life of the lease if shorter. The Company expenses general repairs and maintenance costs as incurred.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company records commission revenues and related expenses on a trade date basis as securities transactions are executed. Investment advisory fee revenues are recorded during the period in which services are provided. Other revenue represents fees related to product support and registered representative support, recognized when the related fees are incurred or services are provided.

Financial Instruments

The Company does not hold financial instruments for trading purposes as part of its business operations. Substantially all of the Company's financial instruments, which include cash and cash equivalents and indebtedness are carried at the amount that approximates their fair value in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*, which requires assets and liabilities to be measured at fair value and segregated into one of three levels.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include product issuers, clearing organizations, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

For the years ended December 31, 2012 and 2011, commission revenues from three types of investments, Real Estate Investment Trusts, Direct Participation Products, and Investment Advisory, accounted for approximately 65% and 66%, respectively, of total revenues. As of December 31, 2012 and 2011, no registered representative accounted for more than 10% of gross commission revenues.

The Company maintains its bank accounts at one financial institution located in California. All funds in non-interest bearing transaction accounts are insured in full by the Federal Deposit Insurance Corporation ("FDIC") from December 31, 2010 through December 31, 2012. This temporary unlimited coverage is in addition to, and separate from, the coverage of at least $250,000 available to depositors under the FDIC's general deposit insurance rules. As of December 31, 2012 and 2011, the Company had interest bearing transaction accounts with uninsured cash balances of $1,138,506 and $618,528, respectively. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financially stable institutions.

The Company maintained clearing accounts at a financial institution located in New Jersey. The Securities Investors Protection Corporation ("SIPC") insures customers for up to $250,000 cash losses and up to $500,000 in total at these institutions. At December 31, 2012 and 2011, the Company had no uninsured cash balances at these institutions. The Company has not experienced any losses in the accounts and management believes it places its cash on deposit with financially stable institutions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

Income taxes are accounted for utilizing the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying value of existing assets and liabilities and their respective tax bases. These expected future tax consequences are measured based on currently enacted tax rates. The effect of tax rate changes on deferred tax assets and liabilities is recognized in income during the period that includes the enactment date.

The Company accounts for uncertain tax positions in accordance with FASB ASC 740, *Income Taxes* which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FASB ASC 740, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. As of December 31, 2012 and 2011, the Company does not have a liability for unrecognized tax uncertainties.

The Company's policy is to record interest and penalties on uncertain tax positions as income tax expense. As of December 31, 2012 and 2011, the Company has no interest or penalties related to uncertain tax positions.

Goodwill

Goodwill is accounted for in accordance with FASB ASC 350, *Intangibles – Goodwill and Other*. Under FASB ASC 350, goodwill is no longer amortized but instead is assessed for impairment at least annually. The goodwill recorded on the balance sheet is the result of the acquisition of Ashland Securities, Inc. in November 2005. Management has evaluated the carrying value of the goodwill and determined there are no indicators of impairment at December 31, 2012 and 2011.

Reclassification

Certain amounts related to prior year's statement of operations presentation have been reclassified to conform to current year's presentation.

Subsequent Events

Management has evaluated subsequent events, as defined by FASB ASC 855, *Subsequent Events*, through the date that the financial statements were available to be issued on February 25, 2013.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent Events (continued)

In January 2013, the Company entered into a bridge loan agreement with its Parent company. The terms of the agreement require a one-time loan to AMS in the amount of $90,000 with interest to accrue at a rate of 5%. The entire balance and interest was repaid to the Company by the end of January 2013.

In January 2013, the Company entered into a note payable agreement relating to financed insurance premiums. The terms of the agreement require monthly installments of $24,110, which include interest at a rate of 3.50%. The balance is due in October 2013.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

	2012	2011
Furniture and fixtures	$ 10,078	$ 8,031
Equipment	1,178	1,178
Computer equipment	26,100	26,100
Leasehold improvements	4,091	4,091
	41,447	39,400
Less: accumulated depreciation and amortization	(37,669)	(35,399)
Property and equipment, net	$ 3,778	$ 4,001

Depreciation and amortization expense for the years ended December 31, 2012 and 2011 was $2,270 and $1,723, respectively.

NOTE 4 – COMMISSIONS PAYABLE

Commissions payable consist of commissions expense due to registered representatives and clearing organizations. As of December 31, 2012 and 2011, $791,720 and $326,453, respectively, were payable to registered representatives and clearing organizations.

NOTE 5 – EMPLOYMENT LIABILITIES

Employment liabilities at December 31, 2012 and 2011, consist of unpaid and accrued compensation, payroll taxes and paid time off totaling $216,307 and $179,451, respectively.

NOTE 6 – NOTE PAYABLE

In December 2011, the Company entered into a note payable agreement related to financed insurance premiums. The terms of the agreement require monthly installments of $18,877, which include interest at a rate of 3.50%. The balance was paid in full in September 2012.

In December 2012, the Company modified the terms of their insurance policy to begin on January 1, 2013. See Note 2.

NOTE 7 – EMPLOYEE BENEFIT PLAN

On January 1, 2005, Asset Marketing Systems Insurance Services, LLC instituted a 401(k) plan (the "Plan") in which AMS and the Company's employees may participate if they are 18 years or older and after they have been employed one full month with a minimum one hour of actual service performed. An employee may contribute up to the maximum allowed by Internal Revenue Service ("IRS") regulations. There is no Company matching of employees' contributions.

NOTE 8 – NET CAPITAL REQUIREMENT

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1, and that the Company maintain minimum net capital of $50,000 or 6-2/3% of aggregated indebtedness ($109,938 and $71,907 at December 31, 2012 and 2011, respectively), whichever is higher.

At December 31, 2012 and 2011, the Company had net capital of $627,730 and $730,531, respectively, which was $517,792 and $658,624, respectively, in excess of its required minimum net capital and the ratios of aggregate indebtedness to net capital were 2.63 to 1 and 1.48 to 1, respectively.

NOTE 9 – INCOME TAXES

Significant components of the benefit for income taxes for the years ended December 31, 2012 and 2011 are as follows:

	2012	2011
Current expense:		
Federal	$ -	$ -
State	15,004	23,055
	15,004	23,055
Deferred (benefit) expense:		
Federal	(38,000)	(28,000)
State	(56,000)	800
	(94,000)	(27,200)
Benefit for income taxes	$ (78,996)	$ (4,145)

Significant components of the Company's deferred tax assets and liabilities are as follows:

	2012	2011
Deferred tax assets:		
Start-up costs	$ 98,000	$ 110,000
Accrued expenses	53,000	45,000
Net operating losses	462,000	419,000
Bad debt allowance	-	5,000
Depreciation and amortization	2,000	(1,000)
	615,000	578,000
Deferred tax liabilities:		
Prepaid expense	17,000	15,000
Total	598,000	563,000
Valuation allowance	(304,000)	(363,000)
Net deferred tax assets	$ 294,000	$ 200,000

NOTE 9 – INCOME TAXES (continued)

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and expected carry-forwards are available to reduce taxable income. The Company records a valuation allowance when, in the opinion of management, it is more likely than not, the Company will not realize some or all deferred tax assets. As the achievement of required future taxable income is uncertain, the Company recorded a valuation allowance. The valuation allowance decreased by $59,000 and increased by $17,000 during 2012 and 2011, respectively. At December 31, 2012, the Company had federal and California net operating loss carry-forwards of approximately $1,143,000 and $1,257,000, respectively. The federal and state tax loss carry-forwards will begin to expire in 2026 and 2019 respectively, unless previously utilized. California has limited the utilization of net operating loss carry-forwards for the year ended 2011. California has reinstated the net operating loss carryover deduction for tax years ending in 2012 and thereafter. For both the years ended December 31, 2012 and 2011, the Company did not utilize federal net operating loss carry-forwards to reduce income tax expense.

The effective tax rate based on income taxes as a percentage of income before income taxes, varied from the federal statutory rate of 34% for the years ended December 31, 2012 and 2011 primarily as a result of state income taxes and the valuation allowance.

The Company is subject to U.S. federal or state income tax examinations by tax authorities for years after 2008. During the periods open to examination, the Company has net operating loss and tax credit carry-forwards for U.S. federal and state tax purposes that have attributes from closed periods. Since these net operating losses and tax credit carry-forwards may be utilized in future periods, they remain subject to examination.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Operating Lease

In January 2010, the Company entered into a sublease agreement with the Parent company to lease office space. The sublease commenced on April 1, 2010 and expires July 31, 2013. Rent expense totaled $110,846 and $107,610 for the years ended December 31, 2012 and 2011, respectively. The lease was renegotiated resulting in reduced rent obligations beginning in January 2013. The new lease term is effective for one year with three subsequent one year renewal options.

Future minimum rental payments are as follows:

Year Ending December 31:	
2013	$ 91,473
2014	103,025
2015	105,772
2016	108,959
Total	$ 409,229

NOTE 10 – COMMITMENTS AND CONTINGENCIES (continued)

Legal and Regulatory Matters

The Company is occasionally involved in legal proceedings in the ordinary course of business, including arbitration claims and other claims. The Company's legal proceedings are generally initiated by its customers' clients and involve the purchase or sale of investment securities.

In February 2012, FINRA notified the Company that they had made a preliminary determination to recommend possible disciplinary action against the Company and certain of its Directors and a former officer pertaining to the offering of a specific alternative investment. Upon further review of the facts, FINRA made a final determination to close the matter with no action.

During 2011 and 2012, various complaints were filed against the Company in connection with a former registered representative's activities. The alleged activity was outside the scope of the Company's normal business. Of the various individuals who filed complaints against the Company, it was determined that only three were actual clients of the Company. Of these claims, two have been settled and the third is undergoing review. In 2011, an additional claim was brought against the Company by the Illinois Department of Securities. The Company is vigorously defending itself in connection with these proceedings. Due to the current status of these matters, it is too early for Management to make a determination as to the potential outcome of these claims.

For the year ended December 31, 2012, the Company incurred approximately $1,854,000 in legal expenses and settlements, of which approximately $654,000 was covered by the Company's insurance company. For the year ended December 31, 2011, the Company incurred approximately $552,000 in legal expenses and settlements.

NOTE 11 – RELATED PARTY TRANSACTIONS

In both 2012 and 2011, the Company paid no dividends to the Parent. In the same two years, the Parent paid operating expenses under the expense sharing agreement on behalf of the Company in the amounts of $1,948,997 and $2,047,772, respectively. The Company made repayments of operating expenses to the Parent of approximately $2,080,000 and $2,065,000 for the years ended December 31, 2012 and 2011, respectively. As of December 31, 2012, the balance receivable from the Parent was $12,348. As of December 31, 2011, the balance owed to the Parent was $118,655.

SUPPLEMENTAL INFORMATION

MADISON AVENUE SECURITIES, INC.
Schedule I
COMPUTATIONS OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2012 and 2011

	2012	2011
COMPUTATION OF NET CAPITAL		
Total stockholder's equity	$ 1,235,016	$ 1,257,382
Deductions/charges:		
Non-allowable assets:		
Cash	124	86
Commissions receivable	54,440	21,566
Registered representative receivables	60,385	63,402
Prepaid expenses	115,611	139,565
Related party receivables	12,348	-
Income taxes receivable	2,600	21,200
Property and equipment, net	3,778	4,001
Goodwill	64,000	64,000
Deferred tax assets	294,000	200,000
Other assets	-	9,573
Total non-allowable assets	607,286	523,393
Net capital before haircuts on securities positions (tenative net capital)	627,730	733,989
Haircuts on securities	-	3,458
Net capital	$ 627,730	$ 730,531
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable	$ 545,059	$ 68,205
Accrued liabilities	20,811	105,507
Commissions payable	791,720	326,453
Employment liabilities	216,307	179,451
Note payable	-	167,441
Related party payable	-	118,655
Other liabilities	75,167	112,896
Total aggregate indebtedness	$ 1,649,064	$ 1,078,608
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6-2/3% of aggregate indebtedness or $50,000, whichever is greater)	$ 109,938	$ 71,907
Net capital in excess of amount required	$ 517,792	$ 658,624
Net capital less greater than 10% of aggregate indebtedness or 120% of $50,000	$ 462,824	$ 622,670
Ratio: Aggregate indebtedness to net capital	2.63 to 1	1.48 to 1

MADISON AVENUE SECURITIES, INC.
Schedule II
RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
For the Year Ended December 31, 2012

NET CAPITAL		
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$	600,230
Adjustments:		
Income tax receivable		(18,600)
Deferred tax assets		(94,000)
Income tax expense		112,600
Salaries and wages		20,000
Clearing charge expense		7,500
Net capital, as adjusted	$	627,730
AGGREGATE INDEBTEDNESS		
Aggregate indebtedness as previously reported in Part II of Form X-17A-5 of the Company's FOCUS Report	$	1,676,564
Adjustments:		
Accrued payroll		(7,500)
Commission payable - issuer		(20,000)
Aggregate indebtedness, as adjusted	$	1,649,064

MADISON AVENUE SECURITIES, INC.
SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2012 and 2011

A computation of reserve requirement is not applicable to Madison Avenue Securities, Inc., as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

MADISON AVENUE SECURITIES, INC.
SCHEDULE IV
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2012 and 2011

Information relating to possession or control requirements is not applicable to Madison Avenue Securities, Inc., as the Company qualifies for exemption under the Rule 15c3-3 (k)(2)(ii).

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholder of
Madison Avenue Securities, Inc.
San Diego, California

In planning and performing our audit of the financial statements of Madison Avenue Securities, Inc. (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13, or

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfcalifornia.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

PKF is a member of PKF International Limited, an association of legally independent member firms.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PKF

San Diego, California
February 25, 2013

PKF
Certified Public Accountants
A Professional Corporation